UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 30, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

July 21, 2004

3.	NEWS RELEASE

The press release announcing this material change was issued on July 21, 2004 in Canada and the United States.

4.	SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on July 21, 2004 that its Board of Directors had approved an increase in the Company’s quarterly dividend to shareholders.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On July 19, 2002, Methanex announced that its Board of Directors had approved the commencement of a quarterly dividend to shareholders. The first quarterly dividend of US$0.05 per share was paid on September 30, 2002 to holders of common shares of record on September 16, 2002. Also in the announcement, the Company stated the belief that such a dividend could be sustained and built upon over time.

On September 5, 2003, Methanex announced that its Board of Directors had approved an increase in the Company’s quarterly dividend to shareholders. The quarterly dividend was increased by 20 percent from US$0.05 per share to US$0.06 per share and commenced with the dividend paid on September 30, 2003 to holders of common shares of record on September 16, 2003.

On July 21, 2004, Methanex announced that its Board of Directors had approved a 33 percent increase in the Company’s quarterly dividend to shareholders from US$0.06 per share to US$0.08 per share. This increase will apply commencing with the dividend payable on September 30, 2004 to holders of common shares of record on September 16, 2004.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER – FOR FURTHER INFORMATION CONTACT:

For further information, contact:

Randy Milner Senior Vice President, General Counsel (604) 661-2600

DATED at Vancouver, British Columbia, this 28th day of July, 2004.

METHANEX CORPORATION
Per:	/s/ RANDY MILNER
	Name:	Randy Milner
	Title:	Senior Vice President, General Counsel & Corporate Secretary

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